                                  EXHIBIT 22

                    CRACKER BARREL OLD COUNTRY STORE, INC.
                                Hartmann Drive
                        Lebanon, Tennessee 37088-0787

                        ______________________________

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON TUESDAY, NOVEMBER 22, 1994
                        ______________________________

         Notice is hereby given that the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. (hereinafter called the "Company"), will be held at the offices of the Company located on Hartmann Drive, Lebanon, Tennessee, on Tuesday, November 22, 1994 at 10:00 a.m., local time, for the following purposes:

         (1) To elect 13 directors to serve until the next Annual Meeting and until their successors are duly elected and qualified;

         (2) To approve the selection of Deloitte & Touche as the Company's independent auditors for the 1995 fiscal year.

         (3) To consider and take action on a proposal of the New York City Employees' Retirement System to amend the Company's employment policies to include language relating to gay and lesbian sexual preferences, if such proposal should be presented at the meeting.

         (4) To consider and take action on a proposal of a certain shareholder, relating to the expansion of the Board of Directors to reflect the varied races, genders and sexual orientations of shareholders, if such proposal should be presented at the meeting.

         (5) To transact such other business as may properly be brought before the meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on September 26, 1994, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

         Your attention is directed to the Proxy Statement accompanying this notice for a more complete statement regarding matters to be acted upon at the meeting.

                                  By Order of the Board of Directors

                                  Evalena C. Bennett, Secretary

Lebanon, Tennessee
October 21, 1994


           YOUR REPRESENTATION AT THE MEETING IS IMPORTANT. TO ENSURE YOUR REPRESENTATION, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. SHOULD YOU DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AS PROVIDED IN THE ACCOMPANYING PROXY STATEMENT, AT ANY TIME BEFORE IT IS VOTED.

                     CRACKER BARREL OLD COUNTRY STORE, INC.
                                 Hartmann Drive
                         Lebanon, Tennessee 37088-0787

                       ________________________________

                                PROXY STATEMENT
                       ________________________________

         The accompanying proxy is solicited by the Board of Directors of Cracker Barrel Old Country Store, Inc. (the "Company"), for use at the Annual Meeting of Shareholders to be held on November 22, 1994, and any adjournments thereof, notice of which is attached hereto.

         This Proxy Statement and the Annual Report of the Company for the fiscal year ended July 29, 1994, have been mailed on or about October 21, 1994, to all shareholders of record on September 26, 1994.

         The purpose of the Annual Meeting is to elect thirteen directors; to approve the selection of Deloitte & Touche as the Company's independent auditors for the next fiscal year; to vote on a shareholder proposal for the amendment of the Company's employment policies as they relate to gay and lesbian sexual preferences; and to vote on a shareholder proposal for the expansion of the Board of Directors by the number of persons necessary to reflect the varied races, genders, and sexual orientations of the Company's shareholders.

         A shareholder of record who signs and returns a proxy in the accompanying form may revoke the same at any time before the authority granted thereby is exercised by attending the Annual Meeting and electing to vote in person by filing with the Secretary of the Company a written revocation or by duly executing a proxy bearing a later date. Unless so revoked, the shares represented by the proxy will be voted at the Annual Meeting. Where a choice is specified on the proxy, the shares represented thereby will be voted in accordance with such specifications. If no specification is made, such shares will be voted for: the election of all director nominees and the approval of Deloitte & Touche as the Company's independent auditors for the next fiscal year. If no specification is made, such shares will be voted against: the two proposals by shareholders.

         Directors shall be elected by a plurality of the votes cast in the election by the holders of Common Stock represented and entitled to vote at the Annual Meeting, at which a quorum is present. Assuming the existence of a quorum, all other proposals submitted to the shareholders shall be approved if the votes cast favoring the proposal exceed the votes cast opposing it. Abstentions will be counted as present for purposes of determining the existence of a quorum and for determining the total number of votes cast. Abstentions are disregarded in determining if a director receives a plurality of the votes cast or whether votes cast for a proposal exceed votes cast against it. Broker non-votes are disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

         The Board of Directors knows of no other matters which are to be brought to a vote at the Annual Meeting. However if any other matter does come before the meeting, the persons appointed in the proxy or their substitutes will vote in accordance with their best judgment on such matters.

         The Board of Directors has fixed the close of business on September 26, 1994, as the record date for the Annual Meeting. The Company's only class of securities is its Common Stock, $.50 par value per share. On September 26, 1994, the Company had outstanding 59,911,166 shares of Common Stock. Only shareholders of record at the close of business on that date will be entitled to vote at the Annual Meeting. Shareholders will be entitled to one vote for each share so held, which may be given in person or by proxy authorized in writing.

         The cost of solicitation of proxies will be borne by the Company, including expenses in connection with preparing, assembling and mailing this Proxy Statement. Such solicitation will be made by mail, and may also be made by the Company's regular officers or employees personally or by telephone or telegram. The Company may reimburse brokers, custodians and nominees for their expenses in sending proxies and proxy material to beneficial owners. The Company retains Corporate Communications, Inc., 523 Third Avenue South, Nashville, Tennessee to assist in the management of the Company's investor relations and other shareholder communications issues, for a fee of approximately $2,000 per month, plus reimbursement of out-of-pocket expenses. As part of its duties, Corporate Communications, Inc. may assist in the solicitation of proxies.

         The Company will continue its practice of holding the votes of all share owners in confidence from the Company, its directors, officers and employees except (1) to allow the independent inspectors of election to certify the results of the vote; (ii) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (iii) in case of a contested proxy solicitation; or (iv) in the event that a share owner makes a written comment on the proxy card or otherwise communicates his/her vote to management. The Company will also continue, as it has in the past, to employ an independent tabulator to receive and tabulate the proxies, and independent inspectors of election to certify the results.

                       PROPOSAL 1.  ELECTION OF DIRECTORS

         The terms of all present directors will expire upon the election of new directors at the Annual Meeting. The Board of Directors proposes the election of the nominees listed below to serve until the next Annual Meeting and until their successors are duly elected and qualified. Unless contrary instructions are received, it is intended that the shares represented by proxies solicited by the Board of Directors will be voted in favor of the election as directors of all the nominees named below. If for any reason any of such nominees is not available for election, the persons named in the proxy have advised that they will vote for such substitute nominees as the Board of Directors of the Company may propose. The Board of Directors has no reason to expect that any of these nominees will fail to be candidates at the meeting, and therefore, does not at this time have any substitute nominee under consideration. The information relating to the thirteen nominees set forth below has been furnished to the Company by the individuals named. All of the nominees are presently directors of the Company and were elected at the annual meeting held on November 23, 1993.

         The Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at the Annual Meeting. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE NOMINEES LISTED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "FOR" THE LISTED NOMINEES.

    NAME, AGE, POSITION                   FIRST BECAME                   BUSINESS EXPERIENCE
      WITH THE COMPANY                    A DIRECTOR                    DURING PAST FIVE YEARS
      ----------------                    -----------                   ----------------------
James C. Bradshaw, 63                         1970                      Practicing physician, Lebanon,
Director                                                                Tennessee

Robert V. Dale, 58                            1986                      President of Martha White Foods, Inc.,
Director                                                                Nashville, Tennessee

Dan W. Evins, 59                              1970                      Chairman, President and Chief
Chairman, President and                                                 Executive Officer of the Company;
Chief Executive Officer(1)                                              Member of Board of Directors of
                                                                        Clayton Homes, Inc.

Edgar W. Evins, 62                            1970                      Retired in June 1987; President,
Director(1)                                                             DeKalb County Bank and Trust
                                                                        Company, Alexandria, Tennessee,
                                                                        from 1958 until June 1987

William D. Heydel, 65                         1970                      Retired in 1984; for the previous
Director                                                                five years, Tennessee manager of
                                                                        American Family Life Assurance
                                                                        Company, Nashville, Tennessee

Robert C. Hilton, 57                          1981                      Chairman, President and CEO of
Director                                                                Home Technology Healthcare, Inc.
                                                                        Nashville, Tennessee, since October
                                                                        1991; Private investor, August 1988
                                                                        to October 1991; Chairman and CEO,
                                                                        American Healthcorp, Inc. September
                                                                        1981 to August 1988

Charles E. Jones, Jr., 49                     1981                      President, Corporate Communications,
Director                                                                Incorporated, a financial public
                                                                        relations firm, Nashville, Tennessee

Charles T. Lowe, Jr., 62                      1970                      Retired in 1993; previously
Director                                                                President of Travel World, Inc., a
                                                                        travel agency, Lebanon, Tennessee

B.F. Lowery, 57                               1971                      Attorney; President and Chairman,
Director                                                                LoJac Companies, asphalt paving,
                                                                        highway construction, highway safety
                                                                        equipment and building materials
                                                                        supplier and contractor, Lebanon,
                                                                        Tennessee

Gordon L. Miller, 60                          1974                      Dentist, Lebanon, Tennessee
Director

Martha M. Mitchell, 54                        1993                      Senior Vice President (since
Director                                                                January 1987) and Partner (since
                                                                        January 1993) of Fleishman-Hillard,
                                                                        Inc., a public relations firm, St.
                                                                        Louis, Missouri



James H. Stewart, 69                          1985                    Retired in October 1987; President
Director                                                              and Chief Operating Officer,
                                                                      Prepared Foods, Inc., August
                                                                      1986 to September 1987; Vice President
                                                                      and Chief Financial Officer,
                                                                      Prepared Foods, Inc. from
                                                                      September 1985 to July 1986

Jimmie D. White, 53                           1993                    Senior Vice President - Finance and
                                                                      Chief Financial Officer of the
                                                                      Company

____________________________________

(1)  Dan W. Evins and Edgar W. Evins are brothers.

         The Company's Stock Option Committee is currently composed of Robert
C. Hilton, Edgar W. Evins and Charles E. Jones, Jr. This committee, which met once during the fiscal year ended July 29, 1994, is responsible for the administration of the Company's Incentive Stock Option Plan of 1982 and its 1987 Stock Option Plan.

         The Company's Audit Committee is currently composed of James H. Stewart, Edgar W. Evins, William D. Heydel and Charles T. Lowe, Jr. This committee, which met three times during the fiscal year ended July 29, 1994, reviews the Company's internal accounting controls and systems, the results of the Company's annual audit and the Company's accounting policies and any change therein.

         The Company's Compensation Committee is composed of Robert V. Dale, James C. Bradshaw, Robert C. Hilton, Charles E. Jones, Jr., B.F. Lowery and Gordon L. Miller. This committee, which met once during the fiscal year ended July 29, 1994, reviews and recommends to the Board of Directors the salaries, bonuses and other cash compensation of the executive officers of the Company.

         During the fiscal year ended July 29, 1994, the Board of Directors held four meetings and the Executive Committee held ten meetings. No incumbent director attended fewer than 75 percent of the Board meetings in 1994. The Company's Executive Committee has all the duties and powers of the Board of Directors, subject to the general direction, approval and control of the Board. The Executive Committee is currently composed of James C. Bradshaw, Robert V. Dale, Dan W. Evins, Robert C. Hilton, Charles E. Jones, Jr., B.F. Lowery and Gordon L. Miller. The Executive Committee also reviews director nominees and makes recommendations to the Board of Directors prior to each annual meeting of shareholders. The Executive Committee will consider nominees recommended in writing by shareholders who submit such nominations to the Company prior to the deadline for shareholder proposals as further described under "Proposals of Shareholders" herein.

         The Company pays to each of its outside directors an annual retainer of $14,000 and $900 as a director's fee for each board meeting attended. Outside directors who are members of the Company's Executive Committee receive a fee of $900 for each such committee meeting attended. Fees of $800 for the Company's Audit Committee, Compensation Committee and Stock Option Committee are paid to committee members for each such committee meeting attended. The chairmen of the Audit Committee, Compensation Committee and the Stock Option Committee receive an additional fee of $400 for each committee meeting attended. No fees are paid to directors who are also employees of the Company.

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following information pertains to the Common Stock of the Company beneficially owned, directly or indirectly, by all directors and nominees and by all directors and officers as a group, as of September 26, 1994. Unless otherwise noted, the named persons have sole voting and investment power with respect to the shares indicated.

                                            AMOUNT AND NATURE OF                      PERCENT
BENEFICIAL OWNERS                           BENEFICIAL OWNERSHIP(1)                   OF CLASS
- - -----------------                           -----------------------                   --------
James C. Bradshaw                                   529,609 (2)                          *
Robert V. Dale                                      139,242                              *
Dan W. Evins                                        570,000                              *
Edgar W. Evins                                       52,824                              *
William D. Heydel                                   534,842 (2)                          *
Robert C. Hilton                                     83,189                              *
Charles E. Jones, Jr.                                86,651                              *
Charles T. Lowe, Jr.                                985,867 (3)                         1.6%
B.F. Lowery                                         224,015                              *
Gordon L. Miller                                    252,124                              *
Martha M. Mitchell                                   25,762                              *
James H. Stewart                                     50,624                              *
Jimmie D. White                                     350,060                              *

All Officers and
Directors as a group
(23 persons)                                      4,760,329                             7.7%

*Less than one percent

____________________________________

(1) Includes the following shares which are not currently outstanding but which the named holders are entitled to receive within 60 days upon exercise of options:

                 James C. Bradshaw                         126,560
                 Robert V. Dale                            126,560
                 Dan W. Evins                              170,000
                 Edgar W. Evins                             50,624
                 William D. Heydel                         126,560
                 Robert C. Hilton                           75,936
                 Charles E. Jones, Jr.                      75,936
                 Charles T. Lowe, Jr.                       50,624
                 B. F. Lowery                              126,560
                 Gordon L. Miller                           50,624
                 Martha M. Mitchell                         25,312
                 James H. Stewart                           50,624
                 Jimmie D. White                           284,375

                 All Officers and Directors as a group   1,340,295


         The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares owned jointly with wife with whom voting and investment power is shared: Mr. Bradshaw 403,049 and Mr. Heydel 408,282.

(3) Voting and investment power with respect to 43,489 shares is shared by Mr. Lowe and his wife, the owner of those shares.


           REPORT OF THE COMPENSATION COMMITTEE AND THE STOCK OPTION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

         The Company's compensation policies for its executive officers are administered by two committees of the Board of Directors - the Compensation Committee and the Stock Option Committee. All members of each committee are non-employee directors.

         The primary components of executive compensation are base salary, bonus and longer-term incentives such as stock options. The Compensation Committee recommends to the Board of Directors the salaries and bonus plan for the executive officers. The Stock Option Committee administers the stock option plan pursuant to which employee stock options are granted. In addition, a study prepared by independent consultants which specialize in executive compensation is used to review the salary and bonus for competitiveness in relation to other selected companies in the restaurant and food service industry.

BASE SALARY

         In setting the Fiscal 1994 base salary for each executive officer the Compensation Committee reviewed the then current salary for each of the officers in relation to average salaries within the industry for comparable areas of responsibility from a report prepared for the Company by independent executive compensation consultants. In addition, they considered the contribution made by each executive officer during Fiscal 1993, as reported by the Chief Executive Officer, as well as salary recommendations from management for the executive officers other than the Chairman, President and Chief Executive Officer, Dan W. Evins. During discussions out of his presence, the Compensation Committee employed procedures similar to those used for each of the other executive officers to determine the Fiscal 1994 salary for Dan W. Evins.

BONUS

         The Compensation Committee has established that the financial performance of the Company should be a significant factor in rewarding its executive officers. Therefore, in July of each year, the Compensation Committee reviews the expected financial performance of the Company for the then ending fiscal year and the internal budget established for the next fiscal year in setting the criteria for executive officer bonuses.

         The basic plan rewards executive officers of the Company, based on the amount of increase in the Company's pretax income over the previous fiscal year. If pretax income is equal to or less than that of the previous fiscal year, there are no bonuses paid to any of the executive officers.

         For Fiscal 1994, as in recent years, a bonus pool of 12% of the amount by which the current fiscal year's pretax income exceeds that of the previous fiscal year, plus an additional 2% of any amount in excess of the internally budgeted pretax income, is distributed among the executive officers. The bonus pool is distributed by determining each executive officer's pro rata share of an aggregate bonus participation amount arrived at by multiplying each officer's salary by the bonus participation percent set by the Compensation Committee (60% for Mr. Evins, 36% for senior officers and 24% for all other executive officers). Bonuses earned for Fiscal 1994, as a percent of total salary and bonuses, were 71% for Mr. Evins, 60% for Senior Officers and 49% for all other executive officers.

STOCK OPTIONS

         In contrast to salary and bonus awards, which are generally for past work performance, stock options are based on future performance of stock price appreciation. They are granted at an exercise price which is equal to the market price of the Company's Common Stock on the date of grant, and therefore have no value until the stock price increases.

         The Stock Option Committee has generally granted nonqualified stock options annually. In recent years, the Committee has extended option grants down into the organization as far as the top hourly level positions in the operating units. See "Stock Option Plans" below.

STOCK PERFORMANCE GRAPH

         The following graph sets forth the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock during the preceding five fiscal years ended July 29, 1994 compared with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all NASDAQ companies with the same two digit SIC (Standard Industrial Classification) code as the Company.

                                         7/31/89    7/31/90      7/31/91      7/31/92      7/31/93     7/29/94

 Cracker Barrel Old Country Store, Inc.    100        136          263          389          453         405
 NASDAQ SIC-58                             100        109          116          148          173         157
 S&P 400 MIDCAP                            100        106          130          153          178         185

(1) Assumes that the value of the investment in the Company's Common Stock and each Index was $100 on July 28, 1989, and that all dividends were reinvested.

SUMMARY COMPENSATION TABLE

       The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executive officers who served in such capacities as of July 29, 1994.



                                                                                                 Long-Term
                                                          Annual Compensation                   Compensation
                                                    -------------------------------     ---------------------------
                          Principal                 Fiscal                               # Options    All Other
  Name                     Position                  Year        Salary (1)    Bonus      Granted   Compensation (2)
  ----                     --------                  ----        ----------    -----      -------   ----------------
Dan W. Evins             Chairman of the Board,      1994        $360,000    $879,900     40,000      $29,223
                         Chief Executive             1993         326,600     861,748     60,000       30,647
                         Officer and President       1992         295,800     805,152     90,000       29,745

Jimmie D. White          Senior Vice President/      1994         195,000     285,997     25,000       16,991
                         Finance and Chief           1993         163,000     276,324     37,500       17,111
                         Financial Officer           1992         145,000     254,721     56,250       16,550

Reginald M. Mudd (3)     Senior Vice President/      1994         165,083     222,014     25,000        8,962
                         Operations and Chief        1993         130,000     146,921     18,000        8,753
                         Operations Officer          1992         118,000     138,193     27,000        8,385

Richard G. Parsons       Vice President/             1994         134,000     131,021     12,000        8,506
                         Merchandising               1993         122,000     137,879     18,000        8,436
                                                     1992         111,000     129,995     27,000        7,326

Frank J. McAvoy          Vice President/             1994         145,000     141,776     12,000       12,197
                         Operations Services         1993         133,000     150,311     18,000       12,619
                                                     1992         101,000     118,870     27,000        8,503



(1) Salary includes director's fees received by Mr. Evins in the amount of $21,600 for 1993 and $20,800 for 1992. Effective August 1993, no
       director's fees are paid to directors who are also employees of the Company.

(2) Includes premiums paid on Life and Disability insurance for coverage above that available to all salaried employees, the Company's contributions to 401(k) Employee Savings Plan and interest earned on salary deferred under the Company's Deferred Compensation Plan.

(3) Mr. Mudd assumed his current responsibilities effective November 15, 1993. Prior to that date he was Vice President, Restaurant Operations.

OPTIONS GRANTED DURING FISCAL YEAR ENDED JULY 29, 1994

         The following table sets forth all options to acquire shares of the Company's Common Stock granted to the named executive officers during the fiscal year ended July 29, 1994.




                                           Individual Grants (1)
                   --------------------------------------------------------------------
                                      Percent of                                               Potential Realizable Value
                                     Total Options                                           Assumed Annual Rates of Stock
                                      Granted to         Exercise or                          Appreciation  for Option (2)
                    # Options        Employees in         Base Price          Expiration     -----------------------------
   Name              Granted          Fiscal Year          $/Share               Date             5%              10%
   ----              -------          -----------          -------             --------          ----            -----
Dan W. Evins          40,000             4.8%              $25.75              08-26-03        $647,600        $1,641,600

Jimmie D. White       25,000             3.0%               25.75              08-26-03         404,750         1,026,000

Reginald M. Mudd      25,000             3.0%               25.75              08-26-03         404,750         1,026,000

Richard G. Parsons    12,000             1.5%               25.75              08-26-03         194,280           492,480

Frank J. McAvoy       12,000             1.5%               25.75              08-26-03         194,280           492,480


(1) The exercise price of the options granted is equal to the market value of the Company's Common Stock on the date of grant. Options are exercisable as to not more than one-third of the total number of shares under the option during each twelve-month period following the grant. To the extent any optionee does not exercise an option as to all shares for which the option was exercisable during any twelve-month period, the balance of unexercised options shall accumulate and the option will be exercisable with respect to such shares. Options expire ten years after grant.

(2) The potential realizable value amounts shown illustrate the values that might be realized upon exercise immediately prior to the expiration of their term using 5 percent and 10 percent appreciation rates set by the Securities and Exchange Commission, compounded annually, and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price. Additionally, these values do not take into consideration the provisions of the options providing for nontransferability, vesting over a period of years or termination of the options following termination of employment.

OPTION EXERCISES AND FISCAL YEAR END VALUES

         There were no options exercised during the fiscal year ended July 29, 1994 by the named executive officers. The following table sets forth the number and value of unexercised options held by such executive officers at fiscal year end.


                                                                          Value of Unexercised
                                      Number of Unexercised               In-the-Money-Options
                                        Options at FY-End                      at FY-End
                                 ------------------------------      -----------------------------
                                 Exercisable      Unexercisable      Exercisable     Unexercisable
                                 -----------      -------------      -----------     -------------
Dan W. Evins                        143,333           46,667          $   597,600          $0

Jimmie D. White                     267,708           29,167            3,388,519           0

Reginald M. Mudd                    128,333           22,667            1,542,713           0

Richard M. Parsons                  158,780           14,000            2,254,610           0

Frank J. McAvoy                      51,437           14,000              316,044           0


(1) The last trade of the Company's Common Stock as reported by NASDAQ on July 29, 1994 was $23.25 and was used in calculating the value of unexercised options.


EXECUTIVE EMPLOYMENT AGREEMENT

         Employment agreements have been granted to Dan W. Evins (Chairman of the Board, Chief Executive Officer and President), and Jimmie D. White (Senior Vice President, Finance and Chief Financial Officer) which, upon the occurrence of certain events, authorize a severance payment approximately equal to three times their annual salary rate in effect on the date of termination.

         The Executive may terminate his employment and receive the three-year severance payment if there is a "change in control of the company" (as defined in the Agreement), accompanied by: (1) a decrease in the Executive's base salary or bonus percentage; or (2) a reduction in the importance of the Executive's job responsibilities; or (3) a geographical relocation of the Executive without his consent. The three-year severance payment shall also be made to the Executive if the Company breaches the terms of the Agreement. Additionally, the Agreement describes the Executive's rights to compensation should his employment be terminated or suspended due to death, disability, poor performance or wrongful activities. Although not intended primarily as a standard employment contract, the Agreement does provide for payment to the Executive of a specified annual salary which shall not be decreased, and which may be increased from time to time. These agreements do not preclude the Executives from participating in any other Company benefit plans or arrangements.

STOCK OPTION PLANS

         On February 25, 1982, the Company's Board of Directors adopted an incentive stock option plan, which was subsequently approved by the shareholders of the Company on November 23, 1982. The 1982 Plan authorized the Stock Option Committee to issue options to certain key employees. In 1986, Congress adopted the Tax Reform Act of 1986, and in response to the 1986 Code amendments, the Company's Board of Directors voted to discontinue the 1982 Plan and adopt in its place the 1987 Stock Option Plan (the "1987 Plan"). The shareholders adopted the 1987 Plan at the 1987 annual meeting of shareholders.

         The 1987 Plan, like the 1982 Plan is administered by the Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board and consist of members of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.

         The Committee is currently authorized to grant options to purchase an aggregate of 8,550,607 shares of the Company's Common Stock under the 1987 Plan. Options may be granted only to key executive personnel and other employees who hold responsible positions with the Company. The Committee may impose on the option, or the exercise thereof, such restrictions as it deems reasonable and which are within the restrictions authorized by the 1987 Plan.

         An option granted pursuant to the 1987 Plan is exercisable as to not more than one-third of the total number of shares under the option during each twelve-month period following the date of the granting of the option. To the extent, however, any optionee does not exercise an option as to all shares for which the option was exercisable during any twelve-month period, the balance of unexercised options shall accumulate and the option will be exercisable with respect to such shares.

         The option price per share under the 1987 Plan must be at least 100% of the fair market value of a share of the Company's Common Stock on the day next preceding the day the option is granted and options must be exercised not later than ten years after the date on which granted.

         During Fiscal 1994, the aggregate number of shares subject to options granted was 825,825 including 166,000 shares granted to the Company's executive officers as a group, including the individuals named in the summary compensation table. These options were granted at $25.75 per share. The aggregate number of shares exercised during Fiscal 1994 was 330,848. There were no options exercised during Fiscal 1994 by the Company's executive officers. The net value of shares (market value less option exercise price) or cash realized upon exercise of options was $4,114,520 in the aggregate.

         In 1989, the directors and shareholders of the Company adopted the 1989 Stock Option Plan for Non-Employee Directors. The total number of shares of Common Stock issuable upon the exercise of all options granted under the Plan will not exceed in the aggregate 1,518,750 shares. Under the Plan, all non-employee directors of the Company automatically receive an annual stock option grant for 25,312 shares of the Company's Common Stock. These Stock Options become exercisable six (6) months after the date of grant. The Stock Options are granted at an exercise price equal to the fair market value of the underlying stock on the date of grant and have no expiration date. On August 26, 1993 each director listed on page 5, except Mr. Dan W. Evins and Mr. Jimmie D. White, was granted an option to purchase 25,312 shares at $25.375 per share. There were no options exercised during Fiscal 1994.

EMPLOYEE SAVINGS PLANS

         The Company has an Employee Savings Plan (the "Plan") which provides for retirement benefits for employees. The Plan is qualified under Section 401(k) of the Internal Revenue Code. Generally, all employees of the Company who have completed one year of service with the Company, who have worked in excess of 1,000 hours with the Company and who have reached the age of twenty-one (21) are eligible to participate in the Plan. Eligible employees may elect to participate in the Plan as of the beginning of each calendar quarter. Each eligible employee who chooses to participate in the Plan may elect to have up to sixteen percent (16%) (not to exceed $9,240 in calendar
1994) of their compensation contributed to the Plan. The Company matches twenty-five percent (25%) of employee contributions for each participant up to 6% of the employee's compensation.

         Participants in the Plan have fully vested interest in their contributions to the Plan. Participants' interest in Company contributions begins to vest after one (1) year from the date of employment and continues to vest at the rate of twenty percent (20%) per year until fully vested.

         Generally participants may not withdraw either their contributions or their vested interest in Company contributions prior to retirement or termination of their employment with the Company. Limited hardship withdrawals are tightly controlled by the provisions of the Plan and the Internal Revenue Code.

         Effective January 1, 1994, the Company's Board of Directors adopted a Deferred Compensation Plan to provide retirement and incidental benefits for certain executive employees and outside directors of the Company. At the beginning of each calendar year, participants of the plan may make an election to defer a portion of their compensation. Interest is credited to each participant's account quarterly at a rate equal to the ten-year Treasury bill rate in effect as of the beginning of the quarter, plus 1.5%. The total interest credited to all participants' accounts during Fiscal 1994 was $1,739.

                          TRANSACTIONS WITH MANAGEMENT

         The Company leases its stores in Clarksville, Tennessee and Macon, Georgia from B.F. Lowery, a director of the Company. Under the terms of an August 1981 agreement, Mr. Lowery purchased the land, constructed the restaurant buildings and facilities to the Company's specifications and leased the stores to the Company for a fifteen-year term. The annual rental for the Macon store is the greater of (i) 12% of the total cost of the land, buildings and improvements or (ii) 5% of the total restaurant sales plus 3% of the gift shop sales. The annual rental for the Clarksville store is 12% of the total cost of the land, buildings and improvements or, in the alternative, 5% of the total restaurant sales plus 3% of the gift shop sales, provided the total of such percentages exceeds $65,000. Taxes, insurance and maintenance are paid by the Company. The Company has options to extend the Clarksville and Macon leases for up to 20 years. During the fiscal year ended July 29, 1994, the Company paid a total of $298,832 in lease payments to Mr. Lowery.

         The Company uses the services of Corporate Communications, Inc., a financial public relations firm in Nashville, Tennessee, of which Charles E. Jones, Jr., a director of the Company, is president and the major shareholder. During the past fiscal year, the Company paid $24,000 to such company for services and $435,515 for reimbursement of direct expenses including preparation, distribution and design of the annual report, and other financial reports.

         All of the foregoing transactions were negotiated by the Company on an arms-length basis, and Management believes that such transactions are fair and reasonable and on terms no less favorable than those which could be obtained from unaffiliated parties.


                PROPOSAL 2.  APPROVAL OF APPOINTMENT OF AUDITORS

         The Board of Directors has appointed Deloitte & Touche as independent auditors of the Company for the 1995 fiscal year, subject to approval by the shareholders. Deloitte & Touche have served as the Company's independent auditors since the fiscal year ended July 31, 1973. A representative of Deloitte & Touche is expected to be present at the Annual Meeting with the opportunity to make a statement, if such representative so desires, and will be available to respond to appropriate questions.

         For adoption of this proposal, the votes cast favoring the proposal must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "FOR" THE PROPOSAL.


                        PROPOSAL 3. SHAREHOLDER PROPOSAL

         The New York City Employees' Retirement System, Office of Comptroller, Municipal Building, New York, New York, states that it is the owner of at least 1,000 shares of the Common Stock of the Company, and has informed the Company that it intends to present, through a representative, the following proposal at the meeting:

         WHEREAS, in February, 1991 the management of Cracker Barrel Old Country Stores restaurants announced a policy of discrimination in employment against gay men and lesbians; and

         WHEREAS, although Cracker Barrel management asserts that this discrimination policy has been rescinded, the Company refused to rehire fired workers and media reports have indicated that gay and lesbian workers were subsequently dismissed on the basis of their sexual orientation; and

         WHEREAS, employment discrimination on the basis of sexual preference may deprive corporations of the services of productive employees, leading to less efficient corporate operations which in turn can have a negative impact on shareholder value; and,

         RESOLVED, Shareholders request the Board of Directors to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to their corporate employment policy statement.

         For adoption of this proposal, the votes cast favoring it must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE REASONS CITED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "AGAINST" THE PROPOSAL.

         The SEC (Securities and Exchange Commission) ruled that a New York City Employees' Retirement System proposal identical to Proposal 3 did not have to be included in the Company's 1992 proxy. The basis of the SEC's ruling was that the proposal involved day-to-day issues concerning hiring and other personnel matters, which are properly left to Company management.

         Last year, the SEC's decision was overruled by the United States District Court for the Southern District of New York, forcing the Company to include the proposal in its 1993 proxy. Company shareholders defeated this proposal by a wide margin.

         A national civil rights bill referred to as the National Lesbian and Gay Rights Law has been considered by Congress, but has never passed. Your management is convinced that the proponents of Proposal 3 are attempting to circumvent the legislative process by using corporate proxies as a forum to promote a "social policy" concerning gay and lesbian sexual preferences, thereby forcing your Company to do what Congress has declined to force companies to do. Your management is also convinced that the proponents of this proposal are more interested in gay and lesbian concerns as a social issue than in any economic effect these concerns may have on your Company.

         Proposal 3 references a possible negative impact on Company stock, due to gay and lesbian issues. This suggestion ignores the fact that since February 1991, the value of Cracker Barrel Common Stock has risen from $9.96 per share (adjusted for stock splits) to $23.25 per share on September 26, 1994.

         As Cracker Barrel has publicly stated on many occasions, it is an equal opportunity employer that adheres to the letter and spirit of the law regarding non-discrimination in the work place.

         THE BOARD OF DIRECTORS, FOR THESE REASONS, RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

                        PROPOSAL 4. SHAREHOLDER PROPOSAL

       Mr. Carl R. Owens, P. O. Box 8233, Atlanta, Georgia, states that he is the owner of at least 1,000 shares of the Common Stock of the Company, and has informed the Company that he intends to present the following proposal at the meeting:

       WHEREAS, the Board of Directors controls who is nominated to sit on the Board and can invite self-nominated persons who can make a self-identification as to gender, ethnic background, and sexual orientation for positions on the Board; and

       WHEREAS, the Board has the ability to communicate with all stockholders in the Company and can survey the stockholders to determine the percentages of stockholders who wish to self-identify into either race or sexual orientation categories; and

       WHEREAS, the Board has not issued a policy protecting the employment rights of gay and lesbian employees, thereby negatively affecting the value of the stock; and

       WHEREAS, the Board does not wish to acknowledge that the majority of stockholders of the Company are gay and lesbian or support gay or lesbian rights; and

       WHEREAS, the Company has not always been racially sensitive in its choice of merchandise in the Company's stores; and

       WHEREAS, because diversity issues within a corporation are set through policies of the Board of Directors, and the Board of this corporation has not been responsive to issues of the various groups comprising the customer base and stockholders, the Board needs to include representatives from the stockholders to be certain the issues are addressed on a company-wide basis; and

       WHEREAS, discrimination against a particular group results in violence being directed toward individuals in that group and the blatant discrimination that our Company fosters is and has been a contributing factor to serious injuries against gay and lesbian persons; and

       WHEREAS, the lack of a company-wide policy protecting the employment rights of gay and lesbian employees has been a decision of the Board of Directors and such policy is detrimental to the Company and the communities in which it is located;

       RESOLVED, that the Board of Directors of Cracker Barrel Old Country Store, Inc. shall include individuals knowledgeable about the business of operating the Company, and that group shall reflect the races, genders and sexual orientations of the Stockholders. The Board shall determine how to implement this proposal; if necessary it shall be accompanied by increasing the number of members of the Board by the necessary number of seats to assure representation of stockholder diversity as described in this resolution.

       For adoption of this proposal, the votes cast favoring it must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE REASONS CITED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "AGAINST" THE PROPOSAL.

       Proposal 4 is essentially the same as the proposal submitted by Mr. Owens for inclusion in the Company's 1993 proxy. This proposal was soundly defeated. Management urges shareholders to similarly defeat Mr. Owens' proposal this year.

       A fundamental problem with the proposal is that it asks the Board of Directors to do something which is beyond its power. Only the shareholders can elect members to the Company's Board. The Board itself cannot insure that particular directors will be elected. In short, Mr. Owens' proposal, even if it were to receive the requisite votes, is not one the Company has the authority to bring about.

       Additionally, the proposal is so vague and indefinite that it cannot be determined with reasonable certainty what action or measures would be required if the proposal were adopted. The Company does not know the race, gender and sexual preference of each of its shareholders. Such information could not be requested without violating shareholders' rights to privacy. Further, the Company does not know exactly what the proposal means when it refers to "races" and "sexual orientations." Likewise, it is not clear what would constitute "the necessary number of seats to assure representation of stockholder diversity."

       In short, Proposal 4 is beyond the Board's power to effect, and is so vague and indefinite, the Company would not know how to implement it.

       THE BOARD OF DIRECTORS, FOR THESE REASONS, RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

                           PROPOSALS OF SHAREHOLDERS

       Shareholders intending to submit proposals for presentation at the 1995 Annual Meeting of Shareholders of the Company and inclusion in the proxy statement and form of proxy for such meeting should forward such proposals to Dan W. Evins, President, Cracker Barrel Old Country Store, Inc., P.O. Box 787, Hartmann Drive, Lebanon, Tennessee 37088-0787. Proposals must be in writing and must be received by the Company prior to June 25, 1995. Proposals should be sent to the Company by certified mail, return receipt requested.

                    ANNUAL REPORT AND FINANCIAL INFORMATION

       A copy of the Company's Annual Report to Shareholders for Fiscal 1994 is being mailed to each shareholder herewith. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND A LIST OF ALL EXHIBITS THERETO WILL BE SUPPLIED WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO: JIMMIE D. WHITE, SR. VICE PRESIDENT - FINANCE, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, HARTMANN DRIVE, LEBANON, TENNESSEE 37088-0787. EXHIBITS TO THE FORM 10-K ARE AVAILABLE FOR A REASONABLE FEE.

                     CRACKER BARREL OLD COUNTRY STORE, INC.


        PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, NOVEMBER 22, 1994.

         The undersigned hereby appoints Dan W. Evins and Evalena C. Bennett and each of them, as proxies, with full power of substitution, to vote all shares of the undersigned as shown below on this proxy at the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. to be held at the Company's offices located on Hartmann Drive, Lebanon, Tennessee, on Tuesday, November 22, 1994, at 10:00 a.m., local time, and any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS (1) AND (2).

(1)      ELECTION OF DIRECTORS:
         / / FOR all the following nominees (except as indicated to the contrary below): J. Bradshaw, R. Dale, D. W. Evins, E. W. Evins, W. Heydel, R. Hilton, C. Jones, Jr., C. Lowe, Jr., B. Lowery, G. Miller, M. Mitchell, J. Stewart, and J. White.
         / /  AGAINST the following nominee(s) (please print name(s)):

              --------------------------------------------------------------
         / / WITHHOLD AUTHORITY (ABSTAIN) to vote for the following nominees (please print name):
                                           ---------------------------------
         / /  AGAINST all nominees.
         / /  WITHHOLD AUTHORITY (ABSTAIN) to vote for all nominees.

(2) To approve the selection of Deloitte & Touche as the Company's independent auditors for the fiscal year 1995.

     / /  FOR      / /  AGAINST          / /  WITHHOLD AUTHORITY (ABSTAIN)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS (3) AND (4).

(3) To vote on a proposal of the New York City Employees' Retirement System to amend employment policies to include language relating to gay and lesbian sexual preferences.

     / /  AGAINST       / /  FOR          / /  WITHHOLD AUTHORITY (ABSTAIN)

            (Please date and sign this proxy on the reverse side.)




(4) To vote on a proposal of a shareholder to expand the Company's Board of Directors to include persons who reflect the varied races, genders and sexual orientations of the Company's shareholders.

     / /  AGAINST       / /  FOR          / /  WITHHOLD AUTHORITY (ABSTAIN)

(5) In their discretion, to transact such other business as may properly be brought before the meeting or any adjournment thereof.

       Your shares will be voted in accordance with your instructions. If no choice is specified, shares will be voted FOR the nominees in the election of directors, FOR the selection of Deloitte & Touche, AGAINST the amendment of employment policies and AGAINST the expansion of the Board of Directors.

Date ___________, 1994.

                                   PLEASE SIGN HERE AND RETURN
                                   PROMPTLY


                                   --------------------------------------------


                                   --------------------------------------------


                                   Please sign exactly as your name appears at left. If registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys, and corporate officers should show their full titles.


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